UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Verso Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 92531L207	13G

1.	NAMES OF REPORTING PERSONS Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 2,104,496
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 2,104,496
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,496[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.31%
12.	TYPE OF REPORTING PERSON* IA

1 Represents 1,960,759 shares of Class A Common Stock and 126,138 shares of Class A Common Stock that are issuable upon exercise of a warrant. The warrant is exercisable by the reporting person at any time prior to expiration on July 15, 2023.

CUSIP No. 92531L207	13G

1.	NAMES OF REPORTING PERSONS Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 2,104,496
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 2,104,496

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,496[2]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.31%
12.	TYPE OF REPORTING PERSON*

2 Represents 1,960,759 shares of Class A Common Stock and 126,138 shares of Class A Common Stock that are issuable upon exercise of a warrant. The warrant is exercisable by the reporting person at any time prior to expiration on July 15, 2023.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Please refer to Item 9 on each cover sheet for each reporting person.

(b)	Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages herein are based on 33,366,784 Class A Common Shares of the Issuer outstanding as of October 31, 2016, as reported in the Issuer’s Quarterly Report filed on Form 10-Q for the quarterly period ended September 30, 2016 filed on November 14, 2016 with the Securities Exchange Commission, increased by the 126,138 Class A Common Shares underlying the warrant disclosed herein.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

	(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

	(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

	(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit A – Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

February 9, 2017
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

February 9, 2017
(Date)

/s/ Jason Mudrick
(Signature)